SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                            (Amendment No. 2){1}


                              @Entertainment, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  045920 10 5
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                        August 6, 1999 and August 9, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)

**FOOTNOTES**

{1}   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 045920 10 5                 13D                    Page 2 of 5 Pages

  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Cheryl A. Chase

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           PF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            0 shares
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0 shares

                 10    SHARED DISPOSITIVE POWER
                       0 shares

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

             AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D.

The reporting person hereby amends in part her Statement on Schedule 13D dated February 11, 1999, as previously amended by Amendment No. 1 thereto dated April 7, 1999, with respect to the common stock, par value $.01 per share, of @Entertainment, Inc., a Delaware corporation (the "Company"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the reporting person does not beneficially own any securities of the Company.

(b) Not applicable.

(c) On August 6, 1999, pursuant to the Stockholders Agreement (Preference) described in Item 6, the reporting person sold 1,000 Series B 12% Cumulative Preference Shares to Bison Acquisition Corp. ("Bison") at a purchase price per share equal to the liquidation preference of the share plus all accrued and unpaid dividends thereon. The reporting person received $1,062,794.52 in proceeds from this transaction.

On August 6, 1999, pursuant to the Stockholders Agreement (Common) described in Item 6, Polish Investments Holding L.P. sold 9,703,000 shares of Common Stock to Bison and received $184,357,000 in proceeds. The reporting person was deemed to be a beneficial owner of these shares.

On August 6, 1999, pursuant to the Stockholders Agreement (Common) described in Item 6, The Cheryl A. Chase Marital Trust, a trust of which the reporting person and Kenneth N. Musen are the joint trustees and the reporting person and her children are the beneficiaries, sold 733,000 shares of Common Stock to Bison and received $13,927,000 in proceeds.

On August 9, 1999, pursuant to the Stockholders Agreement (Common) described in Item 6, the reporting person sold to Bison 1,000 warrants exercisable for an aggregate of 110,000 shares of Common Stock at a net purchase price of $990,000.

(d) Not applicable.

(e) The reporting person ceased to be a beneficial owner of more than 5 percent of the class of securities on August 6, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 2, 1999, The Darland Trust, Polish Investments Holding L.P., Arnold
L. Chase, William Chase, Rhoda L. Chase and the reporting person (individually the "Stockholder," collectively the "Stockholders") entered into a Stockholders Agreement with United Pan-Europe Communications NV ("United") and Bison relating to the Common Stock of the Company (the "Stockholders Agreement (Common)"). Under the Stockholders Agreement (Common) the Stockholders agreed to validly tender their shares of Company Common Stock for acceptance by Bison. In addition, the Stockholders granted Bison (i) an irrevocable option to purchase these shares at a purchase price of $19.00 per share and (ii) an irrevocable option to purchase warrants at a price per warrant equal to $19.00 less the exercise price of each security.

In addition to provisions relating to such transactions, the Stockholders Agreement (Common) contains agreements whereby each Stockholder agrees to vote the shares of Company Common Stock owned by the Stockholder in accordance with terms and conditions specified by United, and to comply with certain restrictions on the transfer of Company Securities.

On June 2, 1999, the Stockholders entered into a Stockholders Agreement with United and Bison relating to Company Preference Shares (the "Stockholders Agreement (Preference)"). Under the Stockholders Agreement (Preference) the Stockholders granted Bison an irrevocable option to purchase Series A Cumulative Preference Shares and Series B Cumulative Preference Shares at a purchase price per share equal to the liquidation preference of the share plus all accrued and unpaid dividends thereon.

The Stockholder Agreement (Preference) also contains agreements whereby each Stockholder agrees to vote the Company Preference Shares (or the Company Common Stock to the extent the holders of Company Preference Shares are entitled to vote with the holders of Company Common Stock, whether as a single class or otherwise) owned by the Stockholder in accordance with terms and conditions specified by United, and to comply with certain restrictions on the transfer of such Company Securities.

Item 7. Materials to be Filed as Exhibits.

(1) Stockholders Agreement (Common)

(2) Stockholders Agreement (Preference)

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 1999
                                      /s/ Cheryl A. Chase
                                      Cheryl A. Chase